UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 30 July 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), C I Griffith** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
, P J Bacchus
†
, T P
Goodlace, S P Reid^, P G Sibiya, Y G H Suleman
^Australian,
†
British,
#
Ghanaian, ** Executive Director
Company Secretary: Anrè Weststrate
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile    +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile    +27 72 493 5170
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile    +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
M E D I A     R E L E A S E
Trading statement for H1 2021
Johannesburg, 30 July 2021: Gold Fields Limited (Gold Fields) (JSE,
NYSE: GFI) advises that basic earnings per share for the six months ended 30 June 2021 (H1 2021) are expected to be between US¢42-
46 per share, an increase of 133-156% (US¢24-28 per share) from the basic earnings of US¢18 per share reported for the six months ended
30 June 2020 (H1 2020).

Headline earnings per share (HEPS) for H1 2021 are expected to be
US¢43-47 per share, 115-135% (US¢23-27 per share) higher than the
US¢20 per share reported for H1 2020.

Normalised earnings for H1 2021 are expected to be US¢47-51 per share, 27-38% (US¢10-14 per share) higher than the US¢37 per share reported for H1 2020.

The increase in earnings for the period is driven largely by an increase in revenue (both higher gold price received and increase in gold sold);
a reduction in the loss on financial instruments; partially offset by higher net operating costs and higher tax.

Attributable gold equivalent production for the six months ended 30
June 2021 increased marginally YoY to 1,104koz (H1 2020:
1,087koz).

All-in sustaining costs (AISC) for the Group for H1 2021 are
US$1,093/oz, compared to US$987/oz in H1 2020, an increase of
11% YoY, driven by an increase in net operating costs.

All-in costs (AIC) for H1 2021 are 20% higher YoY at US$1,274/oz (H1
2020: US$1,065/oz) as project capital ramped up at the Salares Norte project in Chile.

For Q2 2021, attributable group gold-equivalent production was
563koz (Q1 2021: 541koz), with AISC of US$1,107/oz (Q1 2021:
US$1,078/oz) and AIC of US$1,297/oz (Q1 2021: US$1,249/oz).

The financial information on which this trading statement is based has not been reviewed, and reported on, by the Company’s external auditors.

Gold Fields is expected to release H1 2021 financial results on
Thursday, 19 August 2021.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com
ends
Notes to editors

About Gold Fields
Gold Fields Limited is a globally diversified gold producer with nine operating mines and one project in Australia, Chile, Ghana (including our
Asanko Joint Venture), Peru and South Africa, with total attributable annual gold-equivalent production of 2.24Moz. It has attributable gold-
equivalent Mineral Reserves of 52.1Moz and gold Mineral Resources of 116.0Moz. Gold Fields has a primary listing on the Johannesburg Stock
Exchange (JSE) Limited, and an additional listing on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 30 July 2021
By: /s/ C I Griffith
Name: CI Griffith
Title: Chief Executive Officer